Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 200

San Diego, California 92106

January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Nuvve Holding Corp. Registration Statement on Form S-1 File No. 333-276415

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 26, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for January 30, 2024 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement Be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850.

Very truly yours,

Nuvve Holding Corp.

By:	/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer